Exhibit 3.1

FIRST AMENDMENT

TO

THE THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

FIRST INTERSTATE BANCSYSTEM, INC.

1.  Board of Directors. Article VI of the Third Amended and Restated Articles of Incorporation of First Interstate BancSystem, Inc., a Montana corporation, is hereby amended to add the following new Section 6:

Section 6. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances, the Board of Directors shall be and is divided into three classes, as nearly equal in number of directors as possible, designated: Class I, Class II and Class III. The Board of Directors is authorized to assign to such classes directors already in office at the time the First Amendment to the Third Amended and Restated Articles of Incorporation becomes effective (the “Effective Date”), provided that notwithstanding anything to the contrary any directors already in office at the Effective Date and who were elected, or whose appointment was ratified, at any annual or special meeting of shareholders for a term of office to expire at (i) the first annual meeting of shareholders following the Effective Date, shall be assigned to Class I, (ii) the second annual meeting of shareholders following the Effective Date, shall be assigned to Class II, and (iii) the third annual meeting of shareholders following the Effective Date, shall be assigned to Class III. Except as otherwise provided in this Section 6, the term of office of the directors initially assigned to Class I at the Effective Date will expire at the first annual meeting of shareholders following the Effective Date; the term of office of the directors initially assigned to Class II at the Effective Date will expire at the second annual meeting of shareholders following the Effective Date; the term of office of the directors initially assigned to Class III at the Effective Date will expire at the third annual meeting of shareholders following the Effective Date; and the term of office of any directors appointed by the Board of Directors to fill newly created directorships resulting from any increase in the number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall expire at the next annual meeting of shareholders after their appointment in accordance with these Third Amended and Restated Articles of Incorporation, as amended, and the Bylaws of the Corporation. At each annual meeting of shareholders beginning with the first annual meeting of shareholders following the Effective Date, the successors of the directors whose terms expire at that meeting shall be elected for a term of three years. The directors of each class will hold office until the expiration of the term of such class and until their respective successors shall have been elected and qualified, or until such director’s earlier death, resignation or removal. Notwithstanding anything to the contrary, the Board of Directors is authorized to take appropriate steps, by designation of short terms or otherwise, to return the rotation of election of directors to staggered terms as contemplated by, and established and fixed in accordance with, this Section 6 and the Bylaws of the Corporation; provided that in all cases the Board of Directors shall comply with Section 6.12(b) of that certain Agreement and Plan of Merger, by and between Great Western Bancorp, Inc. and the Corporation, dated as of September 15, 2021 (as the same may be amended, supplemented or modified from time to time).